O.S.S. Capital Management LP
598 Madison Avenue
New York, NY 10022-1 603
Tel. (212) 756-8700
Fax. (21 2) 756-8701

                                                                  April 26, 2007

Mr. David Berges
Chairman and Chief Executive Officer
Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901

Dear David:

Thank you for visiting our office on April 9th. The answers we received reinforced our views outlined in our letter dated March 9, 2007 (which is attached) that (1) Hexcel is under-earning, (2) management is not addressing the shortfall in earnings, and (3) the shareholders are suffering from this situation. We think that Hexcel would benefit from an independent review of its prospects and strategy with a view toward taking action to maximize shareholder value. To accomplish this, we request a committee of independent directors be formed and that the committee retain an independent investment bank to advise as to how shareholder value can best be maximized.

We are filing a schedule 13D with the Securities and Exchange Commission disclosing our ownership of 4,810,900 shares of Hexcel stock. This letter and our earlier letter will be attached to that filing.

We look forward to the Board's response.

Sincerely,

----------------------       -----------------------       ---------------------
Oscar S. Schafer                 Andrew J. Goffe              Peter J. Grondin



cc:      Joel S. Beckman
         H. Arthur Bellows
         Lynn Brubaker
         Jeffrey C. Campbell
         Sandra L. Derickson
         David C. Hurley
         David L. Pugh